Exhibit 99.124

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(expressed in Canadian dollars)

206-5250 Solar Drive, Mississauga, ON, L4W 0G4 Phone: (647) 793-8100 | Fax: (905) 497-1190 Web: www.hdcpa.ca

Independent Auditors’ Report

To the Shareholders of DeFi Technologies Inc.

Opinion

We have audited the consolidated financial statements of DeFi Technologies Inc. and its subsidiaries (the “Group” or the “Company”), which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2024 and December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards {“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern, we have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

1.	Private Investments – Valuation

Description of the key audit matter:

The carrying value of Private Investments amounted to $53,740,153 as at December 31, 2024 (2023 -$43,540,534). The Company accounts for these investments at fair value through profit and loss. See Notes 5 and 21 in the consolidated financial statements for further details.

Why the matter is a key audit matter:

Private investments is a key audit matter as the assessment of the fair value requires management to apply judgement and estimates in assessing the fair value of the investment. The principal risks relate to the assessment of management’s methodology used to value the investment as well as assessing the fair value of the investment.

How our audit addressed the key audit matter:

We evaluated management’s assessment of the fair value of investments with reference to the Company’s accounting policy and IFRS. Specifically, our work included, but was not limited to, the following procedures:

●	Obtaining management’s assessment of the fair value of the investment that was prepared with the assistance of their expert;

●	Engaging an independent expert with the appropriate expertise to review management’s assessment and the key inputs and assumptions;

●	Obtaining our expert’s independent fair value range of the private investments;

●	Evaluating the work of the auditor’s expert to value investments including the valuation technique and assumptions used;

●	Comparing the valuation from the expert to the valuation prepared by management; and

●	Reviewing the adequacy of the presentation, classification and disclosures in the consolidated financial statements.

2.	Equity investments in digital assets

Description of the key audit matter

During the year, the Company invested in digital asset funds with a fair value of $370,408,924 as at December 31, 2024. The underlying tokens within the funds are locked and will become unlocked and distributable according to a monthly unlocking schedule with the last release across all funds scheduled for January 2028. See Notes 6 and 7 in the consolidated financial statements for further details.

Why the matter is a key audit matter

The investment in digital asset funds is a key audit matter due to its significant magnitude relative to the consolidated financial statements and the non-routine nature of the transaction for the Company. Significant judgement was required from management in determining the appropriate IFRS to apply for this investment and determining the accounting policy in reference to the IFRS. There was also significant judgement required in estimating the fair value of the investment, particularly given the complexities introduced by the lack of marketability.

How our audit addressed the key audit matter

We evaluated management’s assessment of the accounting policy and valuation equity investments with reference to the applicable IFRS. Specifically our work included, but was not limited to, the following procedures:

●	Obtaining an understanding of the nature of the funds and the fund administrators managing the funds;

●	Obtaining and analyzing management’s accounting assessment of the investment in accordance with IFRS;

●	Performing tests of details on the initial investment and transactions during the year;

●	Obtaining confirmation from the fund administrators of the tokens within the funds and their fair value;

●	Obtaining management’s calculation of the fair-value of the fund using a discount for lack of marketability;

●	Engaging an independent expert to develop a range and point estimate of the discount for lack of marketability and comparing fair value using the expert’s inputs to management’s estimate;

●	Reviewing the adequacy of the presentation, classification and disclosures in the consolidated financial statements.

3.	Digital Assets, Digital Assets Loaned and Digital Assets Staked

Description of the key audit matter

The Company has digital assets with a carrying value of $398,846,527 as at December 31, 2024 (2023- $188,986,066), digital assets loaned of $55,568,531 as at December 31, 2024 (2023 – $270,362,684) and digital assets staked of $345,381,533 as at December 31, 2024 (2023 - $30,516,888). See Note 6 in the consolidated financial statements for further details.

Why the matter is a key audit matter

Digital assets are a key audit matter due to the significant magnitude of the holdings relative to the consolidated financial statements. Significant judgement was required by management in determining the appropriate accounting policy under IFRS, assessing the Company’s rights and ownership of the digital assets, and evaluating whether the entity has control over digital assets.

How our audit addressed the key audit matter

We evaluated management’s assessment of the accounting policy, existence, valuation and rights and ownership of digital assets with reference to the Company’s accounting policy. Specifically our work included, but was not limited to, the following procedures:

●	Consulting with a subject matter expert regarding our planned audit response to address risks of material misstatement;

●	Obtaining an understanding of the counterparties that had custody of digital assets;

●	Reviewing service organization control reports, mapping service organization controls to audit risks and testing client-user entity controls;

●	Obtaining and analyzing management’s accounting assessment of each counterparty and arrangement to determine whether the appropriate accounting policy was applied in accordance with IFRS;

●	Performing a test of details on digital asset transactions from December 31, 2023 to December 31, 2024

●	Confirming December 31, 2024 coin balances with the respective counterparties;

●	Performing audit procedures to confirm existence, rights and ownership of digital assets;

●	Testing the valuation of digital assets based on the Company’s accounting policy;

●	Reviewing the adequacy of the presentation, classification and disclosures in the consolidated financial statements.

4.	Goodwill – Impairment

Description of the key audit matter:

The carrying value of Goodwill amounted to $49,340,808 as at December 31, 2024 (2023 - $46,712,027). Under IAS 36, Goodwill shall be assessed for impairment annually. The Company performed an assessment of Goodwill for impairment and concluded that it was not impaired for the year-ended December 31, 2023 and December 31, 2024. See Note 10 in the consolidated financial statements for further details.

Why the matter is a key audit matter:

Goodwill is a key audit matter as the assessment of the carrying value requires management to apply judgement and estimates in assessing whether any impairment has arisen at year end, and in quantifying any such impairment. The principal risks relate to the assessment of management’s cash flow forecast and the methodology used to value the Goodwill.

How our audit addressed the key audit matter:

We evaluated management’s assessment of the carrying value of Goodwill performed with reference to the criteria of IAS 36 and the Company’s accounting policy. Specifically, our work included, but was not limited to, the following procedures:

●	Evaluating whether the expert engaged by management to value Goodwill has the appropriate expertise;

●	Engaging an expert to evaluate the work of the expert engaged by management to value Goodwill including the valuation techniques and assumptions used in the valuation;

●	Analyzing, with the assistance of the expert, that historical information used by the valuation expert agreed to the historical financial statements and forecasted assumptions were supportable;

●	Confirming that the forecasts used as basis for the valuation were appropriately approved by management and the board of directors; and

●	Reviewing the adequacy of the disclosures in the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises:

●	The information included in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2024.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2024 prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, base on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2024, and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Harpreet Dhawan.

“Harpreet Dhawan” (Signed)
HDCPA Professional Corporation
Mississauga, ON	Chartered Professional Accountants,
March 30, 2025	Authorized to practice public accounting by CPA Ontario

DeFi Technologies Inc.

DeFi Technologies Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2024	December 31, 2023
		$	$

Assets
Current
Cash and cash equivalents	3,21	22,923,872	6,727,482
Client cash deposits	3	15,346,080	-
Prepaid expenses and other assets	4	2,585,451	1,563,860
Public investments, at fair value through profit and loss	5,21,24	1,119,586	-
Client digital assets	8	3,356,235	-
Digital assets	6,14	398,364,913	188,342,579
Digital assets loaned	6	55,568,531	270,362,684
Digital assets staked	6,7	345,381,533	30,516,888
Equity investments in digital assets, at FVTPL	6,7	181,757,532	-
Total current assets		1,026,403,733	497,513,493

Private investments, at fair value through profit and loss	5,21,24	53,740,154	43,540,534
Digital assets	6	481,614	643,487
Equity investments in digital assets, at FVTPL	6,7	188,651,392	-
Equipment		130	7,679
Intangible assets	10	2,104,816	3,542,888
Goodwill	10	49,340,808	46,712,027
Total assets		1,320,722,647	591,960,108
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11,24,25	5,010,922	9,174,846
Loans payable	12,21	13,947,681	56,210,709
Trading liabilities	9	25,097,116	-
ETP holders payable	13,15	1,253,515,501	508,130,490
Total current liabilities		1,297,571,220	573,516,045
Shareholders’ equity
Common shares	19(b)	201,478,504	170,687,476
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	20	35,867,473	28,631,887
Accumulated other comprehensive income		3,254,826	(1,652,547)
Non-controlling interest		-	(4,871)
Deficit		(221,770,726)	(183,539,232)
Total equity		23,151,427	18,444,063
Total liabilities and equity		1,320,722,647	591,960,108
Nature of operations and going concern	1
Commitments and contingencies	25
Subsequent events	29

Approved on behalf of the Board of Directors:

“Olivier Roussy Newton”	“Stefan Hascoet”
Director	Director

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

		Year ended December 31,
	Note	2024	2023
		$	$

Revenues
Realized and net change in unrealized gains on digital assets	14	345,243,593	323,958,866
Realized and net change in unrealized losses on ETP payables	15	(482,892,054)	(332,100,866)
Unrealized gain on equity investments at FVTPL	7,16	132,474,754	-
Staking and lending income	17	35,717,997	3,554,587
Management fees		8,826,934	1,461,594
Trading commissions		2,885,180	-
Research revenue		1,963,433	-
Realized gain (loss) on investments	5	154,765	(4,150)
Unrealized gain on investments	5	10,833,475	13,484,504
Interest income		6,215	1,480
Total revenues		55,214,292	10,356,015

Expenses
Operating, general and administration	18,24	50,320,325	9,975,267
Share based payments	20	26,368,118	2,920,219
Depreciation - equipment		7,548	12,945
Amortization - intangibles	10	2,114,955	2,038,300
Finance costs		3,868,425	4,161,136
Fees and commissions		6,798,892	1,029,443
Foreign exchange (gain) loss		(440,142)	10,338,575
Impairment loss	10	4,962,021	-
Total expenses		94,000,142	30,475,885
Loss before other item		(38,785,850)	(20,119,870)
Gain (loss) on settlement of debt		133,881	(172,093)
Provision on accounts receivable		(389,533)	-
Net loss for the year		(39,041,502)	(20,291,963)
Other comprehensive income
Foreign currency translation gain		4,907,373	1,343,670
Net income (loss) and comprehensive loss for the year		(34,134,129)	(18,948,293)

Net loss attributed to:
Owners of the parent		(39,041,502)	(20,067,424)
Non-controlling interests		-	(4,871)
		(39,041,502)	(20,072,295)

Net income loss and comprehensive loss attributed to:
Owners of the parent		(34,134,129)	(18,943,422)
Non-controlling interests		-	(4,871)
		(34,134,129)	(18,948,293)

Income (loss) per share
Basic		(0.13)	(0.09)

Weighted average number of shares outstanding:
Basic		295,591,423	223,084,360

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Note	Year ended December 31,
		2024	2023
		$	$
Cash (used in) provided by operations:
Net Income (loss) for the period		$(39,041,502)	$(20,291,963)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	20	26,368,118	2,920,219
Loss on debt for shares		-	172,093
Impairment loss	10	4,962,021	-
Interest expense		3,808,425	4,161,136
Interest paid		-	(3,517,580)
Depreciation - equipment		7,548	12,945
Amortization - Intangible asset	10	2,114,955	2,038,300
Realized loss on investments, net		(154,765)	4,150
Unrealized gain on investments, net		(10,833,475)	(13,484,504)
Realized and net change in unrealized gains on digital assets	14	(345,243,593)	(323,958,866)
Realized and net change in unrealized loss on ETP	15	482,892,054	332,100,866
Unrealized gain on equity instruments	16	(132,474,754)	-
Staking and lending income	17	(35,717,997)	(3,554,587)
Management fees		(8,826,934)	(1,461,594)
ETP paid in digital assets		3,070,243	1,320,155
Unrealized loss on foreign exchange		(4,868,358)	440,343
		(53,938,014)	(23,098,887)
Adjustment for:
Purchase of digital assets		(540,008,974)	(318,355,007)
Disposal of digital assets		717,306,612	244,656,544
Purchase of equity investments in digital assets at FVTPL		(238,090,603)	-
Purchase of investments		(1,360,400)	-
Disposal of investments		757,531	13,180
Treasury shares		(4,379,964)	-
Change in amounts receivable		(14,194,593)	13,065
Change in client digital assets		1,100,085	-
Change in prepaid expenses and deposits		603,536	(945,069)
Change in accounts payable and accrued liabilities		(4,167,059)	5,197,664
Change in trading liabilities		6,766,174	-
Change in deferred revenue		(353,226)	-
Net cash (used in) operating activities		(129,958,895)	(92,518,510)
Investing activities
Cash received from acquisition of subsidiaries		14,548,500	-
Net cash provided by investing activities		14,548,500	-
Financing activities
Proceeds from ETP holders		973,681,726	308,595,496
Payments to ETP holders		(802,137,396)	(223,232,891)
Loan proceeds		-	4,629,099
Loan repaid	12	(42,263,028)	-
Proceeds from private placement		-	4,528,750
Proceeds from option exercises	20	964,930	94,875
Proceeds from exercise of warrants	20	5,213,215	-
Normal course issuer bid shares repurchased	19	(4,379,964)	-
Net cash provided by financing activities		131,079,483	94,615,329
Effect of exchange rate changes on cash and cash equivalents		527,302	(275,502)
Change in cash and cash equivalents		16,196,390	1,821,317
Cash, beginning of year		6,727,482	4,906,165
Cash and cash equivalents, end of year		$22,923,872	$6,727,482

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2023	276,658,208	$170,687,476	4,500,000	$4,321,350	$17,968,263	$8,040,660	$27,453	$2,595,511	$28,631,887	$(1,652,547)	$(4,871)	$(183,539,232)	$18,444,063
Acquisition of Reflxivity	5,000,000	3,100,000	-	-	-	-	-	-	-	-	-	-	3,100,000
Acquisition of Solana IP	7,297,090	4,962,021	-	-	-	-	-	-	-	-	-	-	4,962,021
Acquisition of Stillman Digital	2,500,000	6,893,336	-	-	-	-	-	-	-	-	-	-	6,893,336
Warrants exercised	22,737,789	6,669,358	-	-	-	-	-	(1,456,144)	(1,456,144)	-	-	-	5,213,214
Option expiry	3,912,405	2,537,460	-	-	(1,572,530)	-	-	-	(1,572,530)	-	-	-	964,930
DSU exercised	6,432,281	6,270,234	-	-	-	(6,270,234)	-	-	(6,270,234)	-	-		-
Warrants expired	-	-	-	-	-	-	-	(585)	(585)	-	-	585	-
Option exercised	-	-	-	-	(1,099,656)	-	-		(1,099,656)	-	-	1,099,656	-
DSU surrendered	-	-	-	-	-	(111,983)	-	-	(111,983)	-	-	70,376	(41,607)
NCIB	(1,840,600)	(3,882,817)	-	-	-	-	(27,453)	-	(27,453)	-	-	(360,609)	(4,270,879)
Share-based payments	-	-	-	-	7,588,290	10,185,881	8,593,947	-	26,368,118	-	-	(8,593,947)	26,368,118
Treausry shares acquired	3,998,508	8,593,947	-	-	-	-	-	-	-	-	-	-	(4,352,511)
Treasury shares paid out	(5,437,992)	(4,352,511)	-	-	-	-	(8,593,947)	-	(8,593,947)	-	-	8,593,947	-
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-	4,907,373	4,871	(39,041,502)	(34,129,258)
Balance, December 31, 2024	321,257,689	$201,478,504	4,500,000	$4,321,350	$22,884,367	$11,844,324	$-	$1,138,782	$35,867,473	$3,254,826	$-	$(221,770,726)	$23,151,427

Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	(2,996,218)	-	(167,477,256)	27,909,261
Private placement	11,812,500	873,815	-	-	-	-	-	243,330	243,330	-	-	-	1,117,145
Warrants issued	-	-	-	-	-	-	-	772,855	772,855	-	-	-	772,855
Shares issued for debt settlement	13,697,095	1,449,102	-	-	-	-	-		-	-	-	-	1,449,102
Shares issued on convertible debt	30,000,000	1,585,525	-	-	-	-	-	1,414,476	1,414,476	-	-	-	3,000,001
Shares issued on purchase of investment	805,812	128,898	-	-	-	-	-	-	-	-	-	-	128,898
Options exercised	575,000	181,585	-	-	(86,710)	-	-	-	(86,710)	-	-	-	94,875
Warrants expired	-	-	-	-	-	-	-	(423,261)	(423,261)	-	-	423,261	-
Options cancelled	-	-	-	-	(3,138,267)	-	-	-	(3,138,267)	-	-	3,138,267	-
DSUs exercised	757,500	317,150	-	-	-	(317,150)	-	-	(317,150)	-	-	-	-
DSUs cancelled	-	-	-	-	-	(663,587)	-	-	(663,587)	-	-	663,587	-
Share-based payments	-	-	-	-	875,928	2,044,291	-	-	2,920,219	-	-	-	2,920,219
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-	1,343,670	(4,871)	(20,287,092)	(18,948,293)
Balance, December 31, 2023	276,658,408	$170,687,476	4,500,000	$4,321,350	$17,968,263	$8,040,660	$27,453	$2,595,513	$28,631,889	$(1,652,548)	$(4,871)	$(183,539,233)	$18,444,063

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to Cboe Canada Exchange (formerly the NEO Exchange) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These consolidated financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at December 31, 2024, the Company has negative working capital deficiency of $271,167,487 (December 31, 2023 – negative working capital deficiency of $76,002,552), including cash of $22,923,872 (December 31, 2023 -$6,727,482) and for the year ended December 31, 2024 had a net loss and comprehensive loss of $34,134,129 (for the year ended December 31, 2023 – net loss and comprehensive loss of $18,948,293). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations.

2.	Material accounting policy information

(a)	Statement of compliance

These consolidated financial statements of the Company were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) The policies as set out below were consistently applied to all the periods presented unless otherwise noted. These consolidated financial statements of the Company were approved for issue by the Board of Directors on March 30, 2025.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Reflexivity LLC, Valour Inc., DeFi Europe AG, DeFi Middle East DMCC, Stillman Digital Inc. and Stillman Digital Bermuda Ltd. Valour Digital Securities Limited is 0% owned by consolidated on the basis of control. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(c)	Basis of preparation and functional currency

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Reflexivity LLC, Valour Inc., DeFi Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency of DeFi Middle East DMCC is the United Emirates Dirham.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Change in accounting policy

During the year ended December 31, 2023, the Company changed its accounting policy regarding the treatment for when the Company sells a portion of its digital asset holdings or when there’s redemptions of its ETP payables. The Company has adopted first in, first out (“FIFO”) to identify the units sold and determine the cost basis to use. As a result, for the year ended December 31, 2023 and 2022, realized gains (loss) on digital assets increase (decreased) by $54,543,334 and $(8,151,116), respectively and unrealized gains (loss) (decreased) increased by $(54,543,334) and $8,151,116, respectively. As a result, for the year ended December 31, 2023 and 2022, realized gains (loss) on ETP payables (decreased) increase by $(44,112,584) and $66,031,477, respectively and unrealized gains (loss) (decreased) increased by $(44,112,584 and $(66,031,477), respectively.

There were no changes to the consolidated statements of financial position, consolidated statements of operations and comprehensive loss or consolidated statements of cash flow.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each exchange traded product (“ETP”). The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company revalues its digital assets quarterly. The Company’s principal market for trading cryptocurrency is Binance. However, we use a weighted average price of several markets in accordance with our ETP prospectus. The difference in pricing between our principal market and the weighted average price in accordance with our ETP prospectus has been determined by management to not be material.

(ii)	Accounting for ETP holder payables

Financial liabilities at fair value through profit or loss held includes ETP holders payable. Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company elected not to designate this as a hedging instrument. The ETPS are actively traded on the Spotlight Stock Market, the London Stock Exchange (“LSE”), and Germany Borse Frankfurt Zertifikate AG.

(iii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 5 and 21 for further details.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

(iv)	Fair value of equity investment not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 5, 7 and 16 for further details.

(v)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense. In the event services are provided to the Company by officers or consultants and settled in equity instruments, the Company has measured the fair value of the services received as the fair value of the equity instruments granted.

(vi)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 10 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(xi)	Control

Significant judgment is involved in the determination whether the Company controls another entity under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

(xii)	Accounting for digital assets held as collateral

The Company has provided digital assets as collateral for loans provided by digital asset liquidity provider. These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets. See note 2(e).

(xiii)	Valuation of equity investments at FVTPL

Significant judgement is required in the determination of the fair value of the Company’s investments in Equity investments (collectively the “Funds”) in digital asset at FVTPL given the lock up periods applied to the digital cryptocurrencies owned by the Funds. The Company assesses the discount for lack of marketability applied by the Fund managers for reasonableness in their calculated net asset values. The Fund managers calculate the discount for lack of marketability (“DLOM”) using an option pricing model.

(f)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, amounts receivable, public investments, private investments, derivative asset, accounts payable and accrued liabilities and ETP holders payable.

(i)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 21, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. The Company utilizes the quoted closing prices. These are included in Level 1 as disclosed in Note 21.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted due the short term of the hold period. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 21.

3. Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. These are included in Level 2 as disclosed in Note 21.

4. Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 21.

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, due to market price changes and the fair value was determined at a specific time, the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Privately held investments:

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 21. Options and warrants of private companies are carried at fair value using valuation technique.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, or to an extent that, it was not previously allowed, or reduce or eliminate the need for approvals;

●	receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

●	release by the investee company of positive operational results, which either proves or expands their investee’s prospects; and

●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies;

●	denial of the investee company’s application for approvals which prohibit the investee company from proceeding with its projects;

●	the investee company releases negative operating results;

●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

●	the investee company is placed into receivership or bankruptcy; and

●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Equity investments in digital assets at fair value through profit and loss

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Island domiciled feeder Limited Liability Partnership.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

a)	Investments

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

The Company classifies equity investments it intends to sell within twelve months as current and those where the expectation is to hold for periods longer than a year as non-current. These are included in Level 3 disclosed in Note 21.

b)	Financial assets other than investments at fair value and liabilities Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

(iii)	Financial assets other than investments at fair value and liabilities

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. ETP holders payable are designated as financial liability at fair value through profit or loss on initial recognition. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s financial liabilities also include accounts payable and liabilities and loans payable, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial liabilities at FVTPL

Financial liabilities measured at FVTPL include financial liabilities management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVTPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

(g)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered bank, financial institutions controlled by a Canadian chartered bank, and broker and custodians in Switzerland. The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(h)	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring services to a customer. For each contract with a customer, the Company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the services promised. Revenue is recognized only when it is probable that the economic benefits associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized.

Management fees

The Company recognizes revenue from management fees earned on various ETP products. The management fee percentage is outlined in each ETP prospectus. The management fee is calculated daily based on the daily ETP net asset value and is recognized daily when the management fee is calculated. The management fee is deducted from the net asset value of the ETPs. The management fees are valued in the underlying ETPs base currency and converted into USD daily.

Trading commissions

The Company primarily generates revenue through commission fees charged on the Stillman Digital trading platform. The revenues are all recognized at a point in time upon the trade execution and settlement. The commission rates vary and depend on size of trade, asset and client. There is no general right of return in such arrangements.

Other revenues

The Company earns revenue from aggregating small individual trades during the day to facilitate hedging and optimize liquidity and hedging them periodically. These are computed as net fiat receivables and are measured based on the average daily USD rates at the end of each day.

Research revenues

The Company recognizes revenue from research reports as the reports are provided to customers.

Public and private investments

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(h)	Lending, staking and node revenue

Lending and Staking

The Company earns a yield based on digital assets that are lent or staked with various reputable digital asset exchanges. The Company transfers digital asset to either staking account within the exchange platform and into staking custody accounts. The Company transfers the digital assets to those staking accounts and the counterparty delivers staking and lending rewards in return. The digital assets rewards are based on the rewards offered at the time the Company enters into staking or lending arrangements. The transaction price is an interest rate offered for the digital asset deposit. Over the period that the digital assets are staked or lent, the digital assets rewards are deposited into the Company’s custody accounts. The rewards are based on the amount of digital assets staked or lent and the rate offered by the custodian at that time.

Staking and lending rewards are recognized as revenue as they are earned over the period the digital assets are staked or loaned. Staking allows the Company to earn income through a process that is used to verify cryptocurrency transactions. It involves committing holdings to support a blockchain network and confirming transactions. Cryptocurrencies that allow staking use a “consensus mechanism” called Proof of Stake, which is the way they ensure that all transactions are verified and secured without a bank or payment processor in the middle.

(i)	Validator Node revenue

Validator Node Revenue

Validator Node revenue is earned as transactions are validated on a blockchain. When transactions are validated on the blockchain, the Company receives rewards from that blockchain. The transaction price are the rewards earned by the Company as transactions are validated by the Company’s node. The Company receives rewards for these services provided to the blockchain. The blockchain token rewards are only earned when the Company validates transactions that take place on the blockchain. When a transaction is validated by the Company’s node, rewards are deposited to the Company’s account. As the tokens are earned, revenue is calculated by summing up the tokens earned each day and multiplying the value of reward tokens for that day.

(j)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company, as a lessee, recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove any improvements made to branches or office premises. The right-of-use asset is subsequently amortized using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net income if the carrying amount of the right-of-use asset has been reduced to zero. The Company presents right-of-use assets and lease liabilities in the Consolidated Statement of Financial Position. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(l)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the management team including the Chief Executive Officer and Chief Operating Officer. See Note 26 for details.

(m)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted income per share for the year ended December 31, 2024 and 2023 all stock options and warrants were anti-dilutive and excluded from the calculation of dilutive loss per share.

(n)	Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(p)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

(q)	Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2- Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital assets consist of cryptocurrency denominated assets (see Note 6) and are included in current assets. Digital assets are measured using unadjusted quoted prices taken from active markets, where available. Fair value measurement for digital assets with available active market prices has been classified as Level 1 in the fair value hierarchy. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. The Company revalues its digital assets quarterly.

Disclosure

The Company applies the disclosure requirements in the IFRS Standard applicable to its holding of cryptocurrencies. Accordingly, the Company applies the disclosure requirements in IAS 2 – Inventories for holdings of cryptocurrencies. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements. In applying IAS 1 Presentation of Financial Statements, the Company discloses judgements that its management has made regarding its accounting for holdings of cryptocurrencies if those are part of the judgements that had a significant effect on the amounts recognized in the consolidated financial statements.

The Company has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as digital assets and measured at fair value through profit or loss.

Increases and decreases in the fair value of digital assets are recognized through profit or loss. Digital assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership on disposal.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(r)	Digital Asset Loaned

Initial recognition and measurement

The Company enters into loan agreements with various digital asset exchanges to earn yield based on the digital assets that are lent. At the time the Company enters into the loan agreement, the digital asset is derecognized from digital assets as the borrower obtains the rights to direct the use of the digital asset and the Company recognizes this as digital assets loaned, measured at the fair value of the loaned digital asset.

Subsequent measurement

During the term of the digital asset loan, the digital asset loaned is measured at the fair value based on the fair market value of loaned digital assets with any gains / (losses) resulting from remeasuring the digital asset loaned to the realized and net change in unrealized gains and losses on digital assets.

Derecognition

At the end of the digital asset loan, the digital asset loaned is derecognized and re-recorded as digital assets at the carrying amount of the digital asset loaned.

(s)	Client Digital Assets

The Company records the safeguarding of customer digital assets in accordance with IAS 38. On initial recognition, the Company records the client funds deposited and the associated financial liability at fair value plus transaction costs that are directly attributable to their acquisition or issuance. Changes in the fair value of client digital assets and liabilities are recognized in the profit or loss. Generally there is no gain or loss on remeasurement as the recognized asset is equal the fair value of the liability.

(t)	Intangible assets

Intangible assets consist of brand names, customer relationships and technology. The Company has estimated the brand names will contribute cash flows for between 5-10 years, and customer relationships and technology will contribute to cash flows for 5 years.

Intangible assets are carried at cost less accumulated amortization and impairment losses.

Impairment

Impairments are recorded when the recoverable amounts of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to dispose or its value in use. Impairment losses are evaluated for potential reversals of impairment when events or changes in circumstances warrant such consideration.

The carrying values of all intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(u)	Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

Goodwill is not amortized but is reviewed for impairment at least annually or sooner if indicators of impairment exist. Goodwill is tested for impairment at the group level representing the lowest level at which management monitors it, the operating segment level. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

No impairment losses have been recognized in the consolidated statements of loss related to goodwill.

For the year ended December 31, 2024 and 2023, the Company did not experience any triggering events or additional information that the goodwill’s recoverable amount was significantly different than its carrying amount.

(v)	Share capital

Financial instruments issued by the Company are classified as share capital only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Repurchases by the Company of its own common shares under a Normal Course Issuer Bid (“NCIB”) are accounted for in accordance with IAS 32, Financial Instruments: Presentation. Upon reacquiring common shares under a NCIB, the Company deducts from equity the purchase price of these common shares and any costs to acquire such common shares. Any such common shares held by the Company are considered treasury shares until they are cancelled.

(w)	Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(x)	New and future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2025 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following amendments were adopted by the Company on January 1, 2024. The adoption of these amendments had no significant impact on the Company’s financial statements.

In January 2020, IAS 1 – Presentation of Financial Statements was amended to provide a more general approach to classification of liabilities, based on contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. This amendment did not have a significant impact on the consolidated financial statements.

IFRS 18 - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

3.	Cash and cash equivalents

	31-Dec-24	31-Dec-23
Cash at banks	$13,643,192	$306,920
Cash at brokers	9,240,610	6,417,725
Cash at digital currency exchanges	40,070	2,837
	$22,923,872	$6,727,482

The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position. As at December 31, 2024, the balance in client cash deposits was $15,346,080 (December 31, 2023 - $nil).

4.	Prepaid expenses and other assets

	31-Dec-24	31-Dec-23
Prepaid insurance	$59,687	$42,335
Prepaid expenses	1,935,316	1,467,489
Other assets	590,448	54,036
	$2,585,451	$1,563,860

5.	Investments, at fair value through profit and loss

At December 31, 2024, the Company’s investment portfolio consisted of one publicly traded investment and nine private investments for a total estimated fair value of $54,859,741 (December 31, 2023 – nine private investments for a total estimated fair value of 43,540,534).

During the year ended December 31, 2024, the Company had a realized gain of $154,765 and an unrealized gain of $14,133,138 (December 31, 2023 – realized loss of $4,683 and an unrealized gain of $318,080) on private and public investments.

Public Investments

				Estimated
Private Issuer	Note	Security description	Cost	Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$1,119,587	100.0%
Total public investments			$1,998,668	$1,119,587	100.0%

(i)	Investments in related party entities

Private Investments

At December 31, 2024, the Company’s nine private investments had a total fair value of $53,740,153.

				Estimated
Private Issuer	Note	Security description	Cost	Fair Value	% of FV
3iQ Corp.		61,712 common shares	$86,319	$432,331	0.9%
Amina Bank AG	(i)	3,906,250 non-voting shares	34,498,750	51,020,502	94.9%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	719,522	1.3%
Neuronomics AG		724 common shares	128,898	128,898	0.2%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
ZKP Corporation	(i)	370,370 common shares	1,385,800	1,438,900	2.7%
Total private investments			$40,496,515	$53,740,153	100.0%

(i)	Investments in related party entities

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss

At December 31, 2023, the Company’s nine private investments had a total fair value of $43,540,534.

				Estimated
Private Issuer	Note	Security description	Cost	Fair Value	% of FV
3iQ Corp.		187,007 common shares	$261,605	$1,216,890	2.8%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,138,380	4.9%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	661,366	1.5%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Amina Bank AG (formerly SEBA Bank AG)	(i)	3,906,250 non-voting shares	34,498,750	39,395,000	90.5%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Total private investments			$41,284,669	$43,540,534	100.0%

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked

As at December 31, 2024, the Company’s digital assets consisted of the below digital currencies, with a fair value of $799,796,591 (December 31, 2023 - $489,865,638). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s holdings of digital assets consist of the following:

	December 31, 2024		December 31, 2023
	Quantity	$	Quantity	$
Binance Coin (BNB)	2,558.9747	2,617,180	236.4452	97,710
Bitcoin (BTC)	2,705.7708	329,504,025	2,271.3329	108,983,280
Ethereum (ETH)	20,676.9254	101,295,967	21,537.4066	65,956,320
EthereumPoW (ETHW)	200.0000	1	0.2000	1
Cardano (ADA)	69,671,396.7593	87,114,485	54,210,783.1700	43,306,306
Polkadot (DOT)	2,766,149.1833	27,151,899	1,666,147.7880	18,371,365
Solana (SOL)	43,414.4191	12,452,742	1,682,112.4900	235,733,109
Shyft	4,879,446.3958	6,431	4,539,407.2792	78,314
Uniswap (UNI)	421,450.3048	8,219,818	296,352.0602	2,932,687
USDC		361,677		673
USDT		7,585,222		111,856
Litecoin	-	-	17.3931	1,719
DOGE	17,545,096.4535	8,213,542	220,474.3947	26,652
Cosmos (ATOM)	735.9223	6,626	11,700.0000	171,497
Avalanche (AVAX)	125,979.5440	6,636,473	248,151.6644	13,148,105
Matic (MATIC)	1,500.9042	878	0.0003	-
Ripple (XRP)	17,223,963.4000	52,429,399	76,029.7317	62,737
Enjin (ENJ)	127,360.9806	40,200	432,342.3671	223,237
Tron (TRX)	341,529.3057	128,081	118,490.5094	16,581
Terra Luna (LUNA)	205,057.0760	-	202,302.5360	-
Shiba Inu (SHIB)	142,074,547.6000	4,309	-	-
Pyth	3,444,248.6000	1,261,838	2,500,000.0000	503,669
AAVE	2,333.3875	1,058,152	-	-
ALGO	90,930.8700	43,426	-	-
APE	283.1000	487	-	-
APT	287,849.7000	3,691,358	-	-
AR	14,202.0100	338,059	-	-
ARB	24.0000	25	-	-
AVA	1,450.0000	110	-	-
BAT	32,967.8500	10,991	-	-
BCH	25.4800	15,935	-	-
CHZ	391.6800	46	-	-
COMP	52.2300	5,482	-	-
Core	3,995,185.7910	6,187,871	-	-
CRV	10,295.1200	13,392	-	-
EOS	13,419.9100	14,927	-	-
FET	561,613.1000	1,053,850	-	-
FIL	8,471.8100	60,365	-	-
FTM	1,307,990.0000	1,315,188	-	-
FTM	34,663.2600	33,767	-	-
GALA	100,726.8700	5,000	-	-
GRT	1,620.3700	464	-	-
HBAR	49,611,593.1918	19,977,385	-	-
ICP	1,436,614.1074	20,927,162	-	-
IMX	10,992.0200	20,640	-	-
INJ	56,329.4200	1,634,770	-	-
JUP	499,299.1000	608,664	-	-
KSM	470.3400	22,361	-	-
LDO	36,961.1000	98,756	-	-
LINK	239,057.7313	7,097,367	-	-
LRC	5,178.2400	1,428	-	-
LTC	541.8400	81,122	-	-
MANA	3,609.4800	2,409	-	-
MKR	0.1100	235	-	-
NEAR	1,300,877.8800	9,510,609	-	-
OP	15,436.4300	39,203	-	-
PAXG	0.6900	2,619	-	-
Pendle	31,265.4000	229,438	-	-
POL	183,654.4400	119,366	-	-
QNT	1,086.7000	165,278	-	-
RENDERSOL	162,158.1000	1,622,358	-	-
RUNE	91,192.7000	609,491	-	-
SAND	2,749.0000	2,146	-	-
SEI	2,078,991.0000	1,225,003	-	-
STX	203,450.0000	140,195	-	-
SUI	10,785,375.0000	65,997,975	-	-
SUSHI	39,426.6800	76,360	-	-
TAO	9,851.6400	6,393,515	-	-
TON	405,657.4300	3,261,134	-	-
W	722,403.0000	307,581	-	-
WBTC	-	309	-	-
WLD	49,314.1000	152,723	-	-
Current		799,314,977		489,725,820

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

	December 31, 2024		December 31, 2023
	Quantity	$	Quantity	$
Blocto	275,385.0716	1,085	264,559.7030	10,503
Boba Network	250,000.0000	-	250,000.0000	-
Clover	500,000.0000	45,915	450,000.0000	19,831
Maps	285,713.0000	-	285,713.0000	-
Mobilecoin	2,855.5045	-	2,855.5045	-
Oxygen	400,000.0000	-	400,000.0000	-
Saffron.finance	86.2100	2,729	86.2100	2,619
Sovryn	15,458.9500	6,509	15,458.9500	12,863
Wilder World	148,810.0000	143,120	148,810.0000	94,002
Volmex Labs	2,925,878.0000	-	2,925,878.0000	-
Other Coins (Meme coins)	121,424,013.5200	282,256	-	-
Long-Term		481,614		139,818
Total Digital Assets		799,796,591		489,865,638

	December 31, 2024	December 31, 2023
	$	$
Current digital assets
Digital assets	398,364,913	188,846,248
Digital assets loaned	55,568,531	270,362,684
Digital assets staked	345,381,533	30,516,888
Total current digital assets	799,314,977	489,725,820
Non-current digital assets
Digital assets	481,614	139,818
Total non-current digital assets	481,614	139,818
Total digital assets	799,796,591	489,865,638

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss (“FVTPL”). See Note 7 for further details.

	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$44,442,849	244,331.9458	$50,184,152	460,711.1675	$94,627,001
Fund A - Avalance (AVAX)	223,905.1900	$8,663,344	707,540.4100	$27,376,168	931,445.6000	$36,039,512
	440,284.4116	$53,106,193	951,872.3558	$77,560,320	1,392,156.7675	$130,666,513
Fund B - Solana (SOL)	626,365.7000	$128,651,339	540,869.9000	$111,091,072	1,167,235.6000	$239,742,411
Total		$181,757,532		$188,651,392		$370,408,924

The continuity of digital assets for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Opening balance	$489,865,638	$104,202,085
Digital assets acquired	540,008,974	318,355,007
Digital assets disposed	(717,306,612)	(244,656,544)
Digital assets earned from staking, lending and fees	35,717,997	3,554,587
Realized gain (loss) on digital assets	396,824,120	(1,017,247)
Net change in unrealized gains and losses on digital assets	80,894,227	324,976,115
Foreign exchange gain (loss)	(26,207,754)	(15,548,363)
	$799,796,591	$489,865,638

Digital assets held by counterparty for the years ended December 31, 2024 and 2023 area as follows:

	December 31, 2024	December 31, 2023
Counterparty A	$9,955,300	$421,687,911
Counterparty B	17,836	30,592,947
Counterparty C	1,035,685	2,775,287
Counterparty D	96,294	11,785,440
Counterparty E	10,082,451	8,633,491
Counterparty F	9,798,485	837,948
Counterparty G	-	8,840,988
Counterparty H	84,086,732	-
Counterparty I	-	-
Counterparty J	-	-
Counterparty K	180,133,894	-
Counterparty L	-	-
Counterparty M	5,450,286	-
Other	10,702,768	248,294
Self custody	488,436,860	4,463,332
Total	$799,796,591	$489,865,638

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of December 31, 2024, digital assets held by lenders as collateral consisted of the following:

	Number of coins
	on loan	Fair Value
Bitcoin	365.4480	$10,082,451
Total	365.4480	$10,082,451

As at December 31, 2024, the 380 Bitcoin held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $10,082,451 (US$7,007,055), the fair value of the loan and interest held with Genesis.

As of December 31, 2023, digital assets held by lenders as collateral consisted of the following:

	Number of coins
	on loan	Fair Value
Bitcoin	1,158.2614	46,860,266
Ethereum	9,263.7800	28,369,770
Total	10,422.0414	$75,230,036

As at December 31, 2023, the 475 Bitcoin held by Genesis as collateral against a loan has been written down to $8,690,623 (US$6,570,862), the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of December 31, 2024, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 3.25% to 5.5% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2023, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.4% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2024, digital assets on loan consisted of the following:

	Number of coins		Fair Value
	on loan	Fair Value	Share
Digital assets on loan:
Bitcoin (BTC)	120.0000	$16,374,593	29%
Ethereum (ETH)	8,000.0000	39,193,938	71%
Total	8,120.0000	$55,568,531	100%

As of December 31, 2023, digital assets on loan consisted of the following:

	Number of		Fair Value
	coins on loan	Fair Value	Share
Digital on loan:
Ethereum	7,000.0000	21,437,084	8%
Cardano	8,500,000.0000	6,790,228	3%
Polkdot	1,373,835.0000	15,148,250	6%
Solana	1,572,441.0000	220,363,625	82%
Avalanche	125,009.0000	6,623,496	2%
Total	11,578,285.0000	$270,362,684	100%

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of December 31, 2024, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest	Number of coins		Fair Value
	rates	on loan	Fair Value	Share
Digital assets on loan:
Counterparty F	4.75%	2,000.0000	9,798,485	18%
Counterparty H	3.25% to 5.50%	6,120.0000	45,770,047	82%
Total		8,120.0000	$55,568,531	100%

As of December 31, 2023, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest	Number of
	rates	coins on loan	Fair Value
Digital on loan:
Counterparty A	2.4% to 9.7%	11,578,285.0000	270,362,684
Total		11,578,285.0000	$270,362,684

As of December 31, 2024, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2024
Digital assets on loan:
Counterparty F	UAE	18%
Counterparty H	United States	82%
Total		100%

As of December 31, 2023, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on loan:
Counterparty A	Cayman Islands	100%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2024 and 2023, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of December 31, 2024, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2.95% to 9.7% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2023, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 3.15% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of December 31, 2024, digital assets staked consisted of the following:

	Number of
	coins staked	Fair Value	Fair Value Share
Digital assets on staked:
Bitcoin	1,803.0000	246,028,259	71%
Cardano	57,965,407.1384	72,480,183	21%
Etherium	32.0000	156,776	0%
Core	3,415,479.8499	5,290,004	2%
Polkadot	1,941,230.3100	19,057,413	6%
Solana	10,526.4620	2,368,899	1%
Total	63,334,478.7603	$345,381,533	100%

As of December 31, 2023, digital assets staked consisted of the following:

	Number of		Fair Value
	coins staked	Fair Value	Share
Digital on staked:
Cardano	38,201,004.7950	30,516,888	100%
Total	38,201,004.7950	$30,516,888	100%

As of December 31, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest	Number of
	rates	coins staked	Fair Value
Digital on staked:
Counterparty M	4.00%	32.0000	156,776
Self custody	3% to 8.02%	63,334,478.7603	345,224,758
Total		63,334,510.7602	$345,381,533

As of December 31, 2023, the digital assets staked by significant borrowing counterparty is as follow:

	Interest	Number of
	rates	coins staked	Fair Value
Digital on staked:
Counterparty B	3.15%	38,201,004.7950	30,516,888
Total		38,201,004.7950	$30,516,888

As of December 31, 2024, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2024
Digital on staked:
Self custody	Switzerland	100%
Total		100%

As of December 31, 2023, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on staked:
Counterparty B	Switzerland	100%
Total		100%

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2024 and 2023, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”)

	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$44,442,849	244,331.9458	$50,184,152	460,711.1675	$94,627,001
Fund A - Avalance (AVAX)	223,905.1900	$8,663,344	707,540.4100	$27,376,168	931,445.6000	$36,039,512
	440,284.4116	$53,106,193	951,872.3558	$77,560,320	1,392,156.7675	$130,666,513

Fund B - Solana (SOL)	626,365.7000	$128,651,339	540,869.9000	$111,091,072	1,167,235.6000	$239,742,411
Total		$181,757,532		$188,651,392		$370,408,924

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested US$61,741,683 in three tranches of a private investment fund designed to acquire Solana and Avalanche tokens from a bankrupt company (“Fund A”). The Company’s investment represents the acquisition of 491,249 Solana at US$105 per Solana and 931,446 Avalanche at US$11 per Avalanche.

The Solana acquired by the Company is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released in monthly increments from January 2025 through January 2028.

The Avalanche acquired by the Company is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche. The Avalanche will be released in weekly increments July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $153,516,846 (US$112,072,453) in two tranches of a private investment fund designed to acquire Solana tokens from a bankrupt company (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”).

The Company’s investment represents the acquisition of 1,123,360 Solana at US$100 per Solana. The Solana acquired by the Company is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution in the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25 % of the Solana will be released in March 2025, while the remaining 75% of the Solana will be released linearly monthly until January 2028.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

8.	Client digital assets

On October 7, the Company acquired 100% interest in Stillman Digital Bermuda Ltd. Client digital assets are comprised of digital assets in custody with Stillman Digital. As at December 31, 2024, Stillman Digital’s client digital assets consisted of the below digital currencies, with a fair value of $3,356,235.

	December 31, 2024		December 31, 2023
	Quantity	$	Quantity	$
Binance Coin (BNB)	0.1974	201	-	-
Bitcoin (BTC)	4.8104	801,253	-	-
Ethereum (ETH)	25.1001	120,759	-	-
Cardano (ADA)	2,049.2100	2,508	-	-
Polkadot (DOT)	28.8530	275	-	-
Solana (SOL)	1,333.3800	363,843	-	-
USDC	237,564.9400	341,832	-	-
USDT	26,690.3319	38,324	-	-
DOGE	147,934.5500	67,409	-	-
Cosmos (ATOM)	3.2564	29	-	-
Avalanche (AVAX)	1,206.8100	61,471	-	-
Matic (MATIC)	24.1100	13	-	-
Ripple (XRP)	274,300.0100	830,507	-	-
Enjin (ENJ)	100.0000	30	-	-
Tron (TRX)	463.6000	170	-	-
1INCH	574.1916	315	-	-
AAVE	0.9000	402	-	-
ALGO	999.9991	477	-	-
ARB	1,027.5800	1,065	-	-
BAT	60.4000	20	-	-
BCH	0.3773	236	-	-
CHZ	190.0000	22	-	-
COMP	2.6530	278	-	-
CRV	35.0000	45	-	-
EURC	139,109.2000	220,172	-	-
FTM	256.7697	251	-	-
GALA	0.6200	0	-	-
GRT	813.1900	233	-	-
HBAR	74,568.6800	28,791	-	-
IMX	0.0177	0	-	-
KSM	0.6000	28	-	-
LDO	1,557.7460	3,950	-	-
LINK	1,265.1500	36,317	-	-
LRC	104.0710	29	-	-
LTC	746.4658	111,813	-	-
MANA	36.7100	24	-	-
MKR	0.0863	185	-	-
NEAR	2.5000	18	-	-
OP	8.0000	20	-	-
POL	94.9910	35	-	-
QNT	1,968.4087	299,096	-	-
SAND	41.3300	32	-	-
SUSHI	21.3100	41	-	-
TON	1.0148	2	-	-
XLM	47,618.2000	23,303	-	-
XTZ	163.8638	303	-	-
YFI	0.0091	105	-	-
Total client digital assets		3,356,235		-

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

9.	Acquisitions

Reflexivity

On February 6, 2024, the Company acquired 100% interest in Reflexivity LLC (“Reflexivity”) by issuing 5,000,000 common shares. Reflexivity is a private company incorporated in the United States that operates a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry. The primary reason for this business combination is to gain exposure to Reflexivity’s subscriber base.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$3,100,000
Fair value of shares issued	$3,100,000
Fair value of assets and liabilities assumed:
Cash	$299,457
Amounts receivable	16,987
Prepaid expenses	20,092
Client relationships	350,490
Brand name	126,531
Technology	158,163
Deferred tax liability	(168,286)
Accounts payable	(1,296)
Customer prepayment	(330,919)
Goodwill	2,628,781
Total net assets aquired	$3,100,000

The goodwill acquired as part of the Reflexivity acquisition is made up of assembled workforce and implied goodwill related to Reflexivity’s management and staff experiences and Reflexivity’s reputation in the industry. It will not be deductible for tax purposes.

No material acquisition costs are recognized in the statement of operations. As Reflexivity was acquired on February 7, 2024, there is not a material difference in the amounts consolidated from February 7, 2024 and its full calendar year 2024 results.

Stillman Digital

On October 7, 2024, the Company acquired 100% interest in Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (collectively “Stillman Digital”) by issuing 2,500,000 common shares. Stillman Digital Inc. is a private company incorporated in the United States and Stillman Digital Bermuda Ltd. Is a private company incorporated in Bermuda. Stillman Digital is a global liquidity provider that provides digital asset products and services in electronic trade execution, market making and OTC block trading. The primary reason for this business combination is to gain access to Stillman Digital’s trading platform.

Under the terms of the transaction, 2,500,000 common shares were issued on the close of the transaction. 1,000,000 of the common shares issued are subject to a lock-up schedule, with 25% released on each of the 3, 6, 9, and 12-month anniversaries from October 7, 2024.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

9.	Acquisitions (continued)

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$6,893,336
Fair value of shares issued	$6,893,336
Fair value of assets and liabilities assumed:
Cash	$14,095,519
Amounts receivable	2,681,750
Prepaid expenses	65,286
Digital assets	4,456,366
Client relationships	41,699
Securities	4,104,255
Accounts payable	(18,364,875)
Other liabilities	(186,664)
Total net assets aquired	$6,893,336

The goodwill acquired as part of the Stillman Digital’s acquisition is made up o f assembled workforce and implied goodwill related to Stillman Digital’s management and staff experiences and Stillman Digital’s reputation in the industry. It will not be deductible for tax purposes.

Had the acquisition taken place on January 1, 2024, the Company would have consolidated $9,849,248 of revenues and net income of $5,820,340. As the acquisition took place October 7, 2024, the Company consolidated revenues of $2,885,180 and net income of $974,635. No material acquisition costs are recognized in the statement of operations.

10.	Intangibles assets and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2023	$-	$-	$42,789,968	$42,789,968
Acquisition of Reflexivty LLC	350,490	158,163	126,531	635,184
Acquisition of Solana IP	-	4,962,021	-	4,962,021
Acquisition of Stillman Digital	41,699	-	-	41,699
Balance, December 31, 2024	$392,189	$5,120,184	$42,916,499	$48,428,872

Accumulated Amortization			Brand Name	Total
Balance, December 31, 2022	$-	$-	$(37,208,780)	$(37,208,780)
Amortization	-	-	(2,038,300)	(2,038,300)
Balance, December 31, 2023	$-	$-	$(39,247,080)	$(39,247,080)
Amortization	(29,208)	(26,361)	(2,059,386)	(2,114,955)
Impairment loss	-	(4,962,021)	-	(4,962,021)
Balance, December 31, 2024	$(29,208)	$(4,988,382)	$(41,306,466)	$(46,324,056)

Balance, December 31, 2023	$-	$-	$3,542,888	$3,542,888
Balance, December 31, 2024	$362,981	$131,802	$1,610,033	$2,104,816

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

10.	Intangibles assets and goodwill (continued)

On February 9, 2024, the Company acquired intellectual property by issuing 7,297,090 common shares of the Company. The intellectual property acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, on February 9, 2024, the Company recognized an impairment loss of $4,962,021.

Impairment test of brand name

During the year ended December 31, 2023, as the result of the excess of consideration paid over the fair value of the brand name acquired from Defi Capital and Valour Inc., the Company carried out a review of the recoverable amount of that brand name, which is used in its governance business line in Canada and ETP business line on Cayman Islands. The review led to the recognition of an impairment loss of $nil (December 31, 2024 - $Nil), which has been recognized in profit or loss.

Goodwill

The continuity of the goodwill acquired as part of the acquisitions is as follows:

Cost	Total
Balance, December 31, 2023 and December 31, 2022	$46,712,027
Acquisition of Reflexivty LLC	2,628,781
Balance, December 31, 2024	$49,340,808

Impairment test of goodwill

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The review led to the recognition of an impairment loss of $Nil (December 31, 2023 - $Nil). The recoverable amount of each of the Company’s CGUs has been assessed by reference to the value in use (“VIU”).

The key assumptions used included in the year ended December 31, 2024 impairment test: AUM long term growth rate of 2%, annualized rate of staking return of 6.5%, percentage of AUM staked of 65%, expense growth rate of 2.4% and the discount rate used of 27.5%. December 31, 2023: AUM long term growth rate of 2%, percentage of AUM staked of 77.8%, expense growth rate of 3% and a discount rate of 27.7% The expected future cash flows were projected for five years in both the 2024 and 2023 test.

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

11.	Accounts payable and accrued liabilities

	31-Dec-24	31-Dec-23
Corporate payables	$4,863,976	$4,443,937
Digital asset liquidity provider	-	4,402,557
Related party payable (Note 21)	146,945	328,352
	$5,010,921	$9,174,846

12.	Loans payable

As of December 31, 2024, loan principal of $8,633,400 (US$6,000,000) (December 31, 2023 - $52,242,700 (US$39,500,000)) was outstanding. The US$6,000,000 loan payable is held with Genesis. On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is $10,082,451 (US$7,007,055) and secured with 365 BTC.

The Company has a C$3,865,230 (December 31, 2023: $Nil) margin loan from a crypto liquidity provider. The loan is secured by the equity in the Company’s margin trading account. The crypto liquidity provider charges fluctuating interest rates typically ranging between 9% and 15% annually.

On March 23, 2023, the Company entered into a loan agreement with an institutional investment firm that specializes in long-term asset backed financing for secured loan of $4,316,700 (US$3,000,001). The loan is secured by 158.2614 BTC. The Company paid a 1% origination fee to the lender. The principal is due eighteen months from the closing date. Interest payments of US$24,375 are due quarterly with the first payment due on June 23, 2023. As of December 31, 2024, the loan principal of $3,865,230 (US$2,686,239) (December 31, 2023 - $3,967,801 (US$3,000,001)) was outstanding.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

13.	ETP holders payable

The fair market value of the Company’s ETPs as at December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
	$	$
Valour Bitcoin Zero EUR	33,675,413	13,325,026
Valour Bitcoin Zero SEK	292,973,088	113,727,038
Valour Ethereum Zero EUR	3,299,649	1,426,174
Valour Ethereum Zero SEK	94,096,713	64,723,237
Valour Polkadot EUR	266,431	217,017
Valour Polkadot SEK	25,292,105	18,056,128
Valour Cardano EUR	403,928	105,209
Valour Cardano SEK	85,098,922	43,131,123
Valour Uniswap EUR	359,416	132,960
Valour Uniswap SEK	7,742,117	2,780,982
Valour Binance EUR	77,649	1,560
Valour Binance SEK	1,849,520	-
Valour Solana EUR	13,362,389	4,215,658
Valour Solana SEK	435,042,882	232,410,677
Valour Cosmos EUR	3,890	159,572
Valour Digital Asset Basket 10 EUR	740,846	301,427
Valour Digital Asset Basket 10 SEK	2,987,958	42,770
Valour Bitcoin Carbon Neutral EUR	26,686	5,288
Valour Avalanche EUR	409,362	137,447
Valour Avalanche SEK	31,866,987	13,034,136
Valour Enjin EUR	15,380	197,061
Valour Ripple SEK	51,740,886	-
Valour Toncoin SEK	3,187,385	-
Valour Chainlink SEK	6,967,176	-
Valour ICP SEK	6,453,827	-
Valour Bitcoin Staking SEK	6,605,270	-
Valour Hedera SEK	11,450,219	-
Valour Hedera EUR	3,544,510	-
Valour CORE SEK	3,324,935	-
Valour BTC Staking EUR	165,503	-
Valour Short BTC SEK	309,178	-
Valour Near SEK	9,465,391	-
Valour Bitcoin Physical Carbon Neutral USD	1,167,020	-
Valour Ethereum Physical Staking USD	484,628	-
Valour ICP USD	14,456,000	-
Valour BCIX STOXX USD	1,652,286	-
Valour Hedera Physical Staking USD	6,421,180	-
Valour Bittensor SEK	6,337,137	-
Valour Dogecoin SEK	7,931,992	-
Valour SUI SEK	65,980,127	-
Valour Fantom SEK	1,315,088	-
Valour Injective SEK	1,634,348	-
Valour Jupiter SEK	608,341	-
Valour Kaspa SEK	763,408	-
Valour Lido SEK	98,687	-
Valour Pendle SEK	226,088	-
Valour PYTH SEK	498,518	-
Valour Render SEK	1,605,632	-
Valour SEI SEK	1,220,425	-
Valour Starnet SEK	140,191	-
Valour THOR SEK	598,757	-
Valour Woldcoin SEK	152,109	-
Valour W SEK	306,616	-
Valour AAVE SEK	1,049,677	-
Valour Aerodome SEK	551,225	-
Valour Akash SEK	447,874	-
Valour Aptos SEK	3,684,532	-
Valour Arweace SEK	324,469	-
Valour ASI SEK	1,053,535	-
	1,253,515,501	508,130,490

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

13.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the Spotlight Stock Market, the LSE, and Germany Borse Frankfurt Zertifikate AG. The Company’s ETP certificates traded on the Nordic Growth Market (“NGM”) until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk by holding the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

14.	Realized and net change in unrealized gains and (losses) on digital assets

	Year ended December 31,
	2024	2023
Realized gains / (loss) on digital assets	$420,177,621	$(1,017,247)
Unrealized gains / (loss) on digital assets	(74,934,028)	324,976,113
	$345,243,593	$323,958,866

15.	Realized and net change in unrealized gains and (losses) on ETP payables

	Year ended December 31,
	2024	2023
Realized gains / (loss) on ETPs	$(372,117,165)	$15,580,180
Unrealized gains / (loss) on ETPs	(110,774,889)	(347,681,046)
	$(482,892,054)	$(332,100,866)

16.	Realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL

	Year ended December 31,
	2024	2023
Unrealized gains / (loss) on equity investments	132,474,754	-

17.	Staking and lending income

For the years ended	December 31, 2024	December 31, 2023
Validator nodes	9,364,296	15,235
Equity investments in digital assets at FVTPL	18,598,539	-
All other counterparties	7,755,161	3,539,352
Total	$35,717,997	$3,554,587

18.	Expenses by nature

	Year ended December 31,
	2024	2023
Compensation and consulting	$35,335,887	$5,569,354
Travel and promotion	8,373,218	718,366
General and administration	2,739,300	1,467,975
Accounting and legal	3,679,312	2,000,363
Regulatory and transfer agent	192,608	219,209
	$50,320,325	$9,975,267

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

19.	Share Capital

a)	As at December 31, 2024 and 2023, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

Balance, December 31, 2022	219,010,501	$166,151,401.00
Private placement financings	11,812,500	1,117,145
Shares issued for debt settlement	13,697,095	1,449,102
Warrant allocation	-	243,330
Options exercised	575,000	181,585
DSU exercised	757,500	317,151
Issued on convertible debt	30,000,000	1,585,524
Shares issued on acquisition of investment	805,612	128,898
Balance, December 31, 2023	276,658,208	$170,687,476.00
Acquisition of Refelxivty LLC (see Note 8)	5,000,000	3,100,000
Acquisition of Solana IP (see Note 9)	7,297,090	4,962,021
Acquisition of Stillman Digital Inc & Stillman Bermuda Inc. (see Note 9)	2,500,000	6,893,336
DSU exercised	6,432,281	6,270,234
Options exercised	3,912,405	2,537,460
Warrant exercised	22,737,789	6,669,358
Treausry shares acquired	3,998,508	8,593,947
Treasury shares paid out	(5,437,992)	4,352,511
NCIB	(1,840,600)	3,882,817
Balance, December 31, 2024	321,257,689	$201,478,504.00

During the year ended December 31, 2023, the Company issued 13,697,095 common shares at an issue price of $0.11 per share to settle existing debt with consultants and management resulting in a loss on settlement of debt in the amount of $172,093. Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

On October 24, 2023, the Company issued convertible debt in exchange for $3,000,000, the notes mature two years from issuance and accrue interest at 8% per annum. Upon conversion or at the maturity of the note the notes were convertible for an equal number of common shares and share purchase warrants, of the Company with an exercise price of $0.20. An officer of the Company subscribed for $361,250 convertible debt.

On November 6, 2023, the conversion option was exercised resulting in the issuance of 30,000,000 common shares of the Company and 30,000,000 warrants, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.20 for a period of 60 months following the closing date. At the issue date, the fair value of the warrants was estimated at $0.10 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 151.9%; risk-free interest rate of 3.87% and an expected life of 5 years. As a result of the conversion option, an officer of the Company received 3,612,500 common shares and 3,612,500 warrants for his convertible debenture.

On November 6, 2023, the Company issued 805,612 common shares of the Company in exchange for a $128,898 investment in Neuronomics AG. The shares were valued based on the closing price of the Company’s stock at the date of the exchange. An officer of the Company received 402,808 common shares in exchange for 362 shares of Neuromomics AG.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

19.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On November 22, 2023, the Company closed a non-brokered private placement financing and issued 11,812,500 units for gross proceeds of $1,890,000 at a price of $0.16 per unit, each unit consists of one common shares of the company and one warrant, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.23 for a period of 24 months following the closing date. An officer of the Company subscribed 3,125,000 units for $335,167. At the issue date, the fair value of the warrants was estimated at $0.16 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 139.6%; risk-free interest rate of 4.40% and an expected life of 2 years.

On June 11, 2024, under the terms of the NCIB, the Company may, if considered advisable, purchase its common shares in open market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms, not to exceed up to 10 per cent of the public float for the common shares as of June 3, 2024, or 26,996,392 common shares, purchased in aggregate. The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange, as measured from Dec. 1, 2023, to May 31, 2024. The NCIB shall commence on June 10, 2024, and run through June 9, 2025, or on such earlier date as the NCIB is complete.

During the year ended December 31, 2024, the Company purchased and cancelled 1,840,600 shares at an average price of $2.11 (December 31, 2023 – no shares purchased or cancelled).

20.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
		Weighted					Weighted
		average					average
	Number of	exercise	Value of	Number of	Value of	Number of	exercise	Value of	Total
	Options	prices	options	DSU	DSU	warrants	prices	warrants	Value
December 31, 2022	17,777,500	$1.27	20,317,312	6,370,000	$6,977,106	16,740,486	$0.20	$588,111	$27,882,529
Granted	8,900,000	0.10	875,928	4,359,286	2,044,291	41,812,500	0.21	2,430,661	5,350,880
Exercised	(575,000)	0.15	(86,710)	(757,500)	(317,150)	-	-	-	(403,860)
Expired / cancelled	(2,697,500)	1.11	(3,138,269)	(327,500)	(663,587)	(12,684,560)	0.03	(423,261)	(4,225,117)
December 31, 2023	23,405,000	$0.72	$17,968,261	9,644,286	$8,040,660	45,868,426	$0.30	$2,595,511	$28,604,432
Granted	9,461,187	0.80	7,588,292	10,914,007	10,185,881	-	-	-	17,774,173
Exercised	(3,912,405)	0.28	(1,099,656)	(6,432,281)	(6,270,234)	(22,737,789)	0.06	(1,456,144)	(8,826,034)
Expired / cancelled	(700,000)	2.25	(1,572,530)	(1,000,000)	(111,983)	(5,637)	-	(585)	(1,685,098)
December 31, 2024	28,253,782	$0.72	$22,884,367	13,126,012	$11,844,324	23,125,001	$0.20	$1,138,782	$35,867,473

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

20.	Share-based payments reserves (continued)

On March 12, 2024, the Company granted 125,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.69 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $79,575 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

On April 23, 2024, the Company granted 250,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $163,325 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On May 1, 2024, the Company granted 250,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $172,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.63%; and an expected average life of 5 years.

On May 21, 2024, the Company granted 200,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.03 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $190,380 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On June 4, 2024, the Company granted 4,000,000 stock options to a company controlled by management of Valour Inc. to purchase common shares of the Company for the price of $1.26 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $4,658,000 using the Black - Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.5%; risk-free interest rate of 4.08%; and an expected average life of 5 years.

On July 29, 2024, the Company granted 3,667,187 stock options to a company controlled by management to purchase common shares of the Company for the price of $2.17 for a period of five years from the date of grant. The options shall vest (a) on December 31, 2024 and (b) upon a company controlled by management having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. These options have an estimated grant date fair value of $8,142,000 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 156.0%; risk-free interest rate of 3.20%; and an expected average life of 5 years. No agreement had been entered as at December 31, 2024 and as such, the options have not vested.

On July 13, 2023, the Company granted 1,000,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.115 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $105,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.47%; and an expected average life of 5 years.

On November 24, 2023, the Company granted 2,650,000 stock options to a consultant and directors of the Company to purchase common shares of the Company for the price of $0.29 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $731,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.7%; risk- free interest rate of 3.83%; and an expected average life of 5 years. Directors of the received 2,500,000 options.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

20.	Share-based payments reserves (continued)

On December 4, 2023, the Company granted 4,500,000 stock options to an officer of the Company to purchase common shares of the Company for the price of $0.45 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $2,162,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.9%; risk-free interest rate of 3.54%; and an expected average life of 5 years.

On December 11, 2023, the Company granted 750,000 stock options to a consultant and directors of the Company to purchase common shares of the Company for the price of $0.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $308,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.1%; risk- free interest rate of 3.53%; and an expected average life of 5 years. Directors of the Company received 500,000 options.

The Company recorded $7,588,292 of share-based payments related to stock options during year ended December 31, 2024 (year ended December 31, 2023 - $875,928).

The following share-based payment arrangements were in existence at December 31, 2024:

Number	Number	Grant	Expiry	Exercise	Fair value at grant	Grant date share	Expected	Expected life	Expected dividend	Risk-free interest
outstanding	exercisable	date	date	price	date	price	volatility	(yrs)	yield	rate
145,095	145,095	16-Nov-20	16-Nov-25	$0.09	11,492	$0.09	139%	5	0%	0.46%
1,000,000	1,000,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	146%	5	0%	0.99%
2,060,000	2,060,000	9-Apr-21	9-Apr-26	$1.58	3,293,116	$1.78	145%	5	0%	0.95%
2,800,000	2,800,000	18-May-21	18-May-26	$1.22	3,150,560	$1.25	146%	5	0%	0.95%
1,000,000	1,000,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	146%	5	0%	0.95%
1,950,000	1,950,000	25-May-21	25-May-26	$1.11	1,944,540	$1.11	146%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	144%	5	0%	0.84%
250,000	250,000	21-Sep-21	21-Sep-26	$1.70	380,375	$1.70	144%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$3.92	1,758,050	$3.92	144%	5	0%	1.37%
500,000	500,000	9-May-22	9-May-27	$2.00	591,950	$1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	334,300	$0.75	147%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	75,350	$0.17	150%	5	0%	3.60%
1,000,000	750,000	13-Jul-23	13-Jul-28	$0.115	105,000	$0.12	149%	5	0%	3.71%
750,000	750,000	24-Nov-23	24-Nov-28	$0.29	207,000	$0.29	152%	5	0%	3.83%
4,500,000	4,500,000	4-Dec-23	4-Dec-28	$0.45	2,162,700	$0.45	152%	5	0%	3.54%
125,000	125,000	11-Dec-23	11-Dec-28	$0.52	51,450	$0.52	153%	5	0%	3.53%
125,000	125,000	12-Mar-24	12-Mar-29	$0.69	79,575	$0.69	154%	5	0%	3.47%
250,000	125,000	23-Apr-24	23-Apr-29	$0.77	163,325	$0.77	154%	5	0%	3.79%
250,000	125,000	1-May-24	1-May-29	$0.77	172,950	$0.77	154%	5	0%	3.63%
200,000	100,000	21-May-24	21-May-29	$1.03	190,380	$1.03	154%	5	0%	3.79%
4,000,000	2,000,000	4-Jun-24	4-Jun-29	$1.26	4,658,000	$1.26	155%	5	0%	4.08%
3,667,187	3,667,187	29-Jul-24	29-Jul-29	$2.17	8,141,522	$2.39	156%	5	0%	3.20%
100,000	25,000	4-Nov-24	4-Nov-29	$2.28	210,240	$2.30	150%	5	0%	3.04%
46,500	-	4-Nov-24	4-Nov-29	$2.28	97,762	$2.30	150%	5	0%	3.04%
100,000	-	6-Dec-24	6-Dec-29	$4.50	482,410	$5.24	151%	5	0%	2.81%
35,000	-	6-Dec-24	6-Dec-29	$4.50	168,844	$5.24	151%	5	0%	2.81%
500,000	-	6-Dec-24	6-Dec-29	$4.50	2,412,050	$5.24	151%	5	0%	2.81%
28,253,782	24,897,282				35,806,319

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

20.	Share-based payments reserves (continued)

The weighted average remaining contractual life of the options exercisable at December 31, 2024 was 3.04 years (December 31, 2023 – 3.46 years).

Warrants

As at December 31, 2024, the Company had share purchase warrants outstanding as follows:

	Number outstanding &	Grant	Expiry	Exercise	Fair value at grant	Grant date share	Expected	Expected life	Expected dividend	Risk-free interest
	exercisable	date	date	price	date	price	volatility	(yrs)	yield	rate
Warrants	20,000,000	06-Nov-23	06-Nov-28	$0.20	942,984	$0.17	151.9%	5	0%	3.87%
Warrants	3,125,000	22-Nov-23	22-Nov-25	$0.23	204,459	$0.33	139.6%	2	0%	4,40%
Warrant issue costs					(8,662)
	23,125,000				1,138,781

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On May 21, 2024, the Company granted 1,000,000 DSUs to an employee of Valour. These DSUs have a grant day fair value of $1,185,000 and vest immediately.

On May 21, 2024, the Company granted 1,500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $1,777,500 and vest in six months from the grant day.

On May 21, 2024, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $237,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On July 29, 2024, the Company granted 3,964,007 DSUs to a company controlled by management. These DSUs have a grant day fair value of $9,473,750 and vest (a) on December 31, 2024 and (b) upon a company controlled by management thereof having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. No agreement had been entered as at December 31, 2024 and as such, the DSUs have not vested in relation to the 3,964,007 DSUs and no expense was recorded during the year ended December 31, 2024.

On July 29, 2024, the Company granted 475,000 DSUs to officers and directors of the Company. These DSUs have a grant date fair value of $1,135,250 and vest in four equal installments every six months following the grant date, with the first installment vesting six months after the grant date.

On September 24, 2024, the Company granted 1,125,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $3,319,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is three months from the grant day.

On November 4, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $210,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On November 21, 2024, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $3,380,000 and 250,000 vest three months from the grant date 500,000 vest six months from the grant date and the remaining 250,000 vest nine months from the grant date.

On November 21, 2024, the Company granted 950,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $3,211,000 and vest immediately

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

20.	Share-based payments reserves (continued)

On December 6, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $524,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On December 6, 2024, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $2,620,000 and vest upon the closing of a merger and acquisition transaction by the Company with a Target Company as described in a finder agreement between the Company and the consultant.

On February 1, 2023, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On February 1, 2023, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest immediately.

On July 13, 2023, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On November 24, 2023, the Company granted 1,434,286 DSUs to consultants of the Company. These DSUs have a grant day fair value of $277,500 and vest immediately.

On November 24, 2023, the Company granted 925,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day. Officers of the Company received 400,000 DSUs.

The Company recorded $10,185,881 in share-based compensation related to DSUs during the year ended December 31, 2024 (year ended December 31, 2023 - $2,044,291).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments

Financial assets and financial liabilities as at December 31, 2024 and 2023 are as follows:

	Asset / (liabilities) at amortized cost	Assets / (liabilities) at fair value through profit/(loss)	Total
December 31, 2023
Cash	$6,727,482	$-	$6,727,482
Private investments	-	43,540,534	43,540,534
USDC	-	1,586	1,586
Accounts payable and accrued liabilities	(9,174,846)	-	(9,174,846)
Loan payable	(56,210,709)	-	(56,210,709)
ETP holders payable	-	(508,130,490)	(508,130,490)
December 31, 2024
Cash	$22,923,872	$-	$22,923,872
Client Cash Deposits	15,346,080	-	15,346,080
Digital assets	-	799,796,591	799,796,591
Equity investmetnts	-	370,408,924	370,408,924
Public investments	-	1,119,586	1,119,586
Private investments	-	53,740,154	53,740,154
Accounts payable and accrued liabilities	(5,010,922)	-	(5,010,922)
Loan payable	(13,947,681)	-	(13,947,681)
Trading liabilities	-	(25,097,116)	(25,097,116)
ETP holders payable	-	(1,253,515,501)	(1,253,515,501)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments (continued)

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at December 31, 2024, the Company had current assets of $1,026,403,733 (December 31, 2023 - $497,513,493) to settle current liabilities of $1,297,571,219 (December 31, 2023 -$573,516,045).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments (continued)

The following table shows the Company’s source of liquidity by assets / (liabilities) as at December 31, 2024 and 2023:

December 31, 2024

	Total	Less than 1 year	1-3 years
Cash	$22,923,872	$22,923,872	$-
Client cash deposits	15,346,080	15,346,080	-
Public Investments	1,119,586	1,119,586	-
Prepaid expenses	2,585,451	2,585,451	-
Digital assets	799,796,591	799,314,977	481,614
Private investments	53,740,154		53,740,154
Equity investments	370,408,924	181,757,532	188,651,392
Accounts payable and accrued liabilities	(5,010,922)	(5,010,922)	-
Loan payable	(13,947,681)	(13,947,681)	-
Trading liabilities	(25,097,116)	(25,097,116)
ETP holders payable	(1,253,515,501)	(1,253,515,501)	-
Total assets / (liabilities) - December 31, 2024	$(31,650,562)	$(274,523,722)	$242,873,160

December 31, 2023

	Total	Less than 1 year	1-3 years
Cash	$6,727,482	$6,727,482	$-
Amounts receivable	-	-	-
Prepaid expenses	1,563,860	1,563,860	-
Digital assets	489,865,638	489,222,151	643,487
Private investments	43,540,534	-	43,540,534
Accounts payable and accrued liabilities	(9,174,846)	(9,174,846)	-
Loans payable	(56,210,709)	(56,210,709)	-
ETP holders payable	(508,130,490)	(508,130,490)	-
Total assets / (liabilities) - December 31, 2023	$(31,818,531)	$(76,002,552)	$44,184,021

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21	Financial instruments (continued)

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At December 31, 2024, one investments made up approximately 3.4% (December 31, 2023 – two investments of 7.0%) of the total assets of the Company.

For the year ended December 31, 2024, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $5.1 million, or $0.02 per share.

For the year ended December 31, 2023, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.2 million, or $0.02 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2024, a 1% change in interest rates could result in approximately $229,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at December 31, 2024 and 2023, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2024

	United States	British	Swiss	Swedish Krona	Euro	Dirham
Cash	$17,034,759	$-	$5,141,507	$9,818,189	$3,645,348	$88,135
Client cash deposits	15,346,080	-	-	-	-	-
Private investments	1,119,587	-	51,020,502	-	-	-
Prepaid investment	2,585,451	-	-	-	-	-
Digital assets	799,796,591	-	-	-	-	-
Accounts payable and accrued liabilities	(4,204,771)	(79,738)	(356,130)	-	(22,392)	-
Loan payable	(13,947,681)	-	-	-	-	-
Trading liabilities	(25,097,116)	-	-	-	-	-
ETP holders payable	(1,253,515,501)	-	-	-	-	-
Net assets (liabilities)	$(460,882,601)	$(79,738)	$55,805,880	$9,818,189	$3,622,956	$88,135

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments (continued)

(c)	Currency risk (continued)

December 31, 2023

	United States	British	Swiss	Euro
Cash	$6,668,518	$-	$-	$-
Other assets	47,159	-	-	-
Private investments	4,016,636	-	39,395,000	-
Prepaid investment	1,509,824	-	-	-
Digital assets	489,865,637	-	-	-
Accounts payable and accrued liabilities	(3,080,229)	(74,466)	(101,828)	(21,939)
Loan payable	(56,210,709)
ETP holders payable	(508,130,490)	-	-	-
Net assets (liabilities)	$(65,313,654)	$(74,466)	$39,293,172	$(21,939)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2024 would result in an estimated increase (decrease) in net income of approximately $35,222,000, (December 31, 2023 - $2,601,500).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2023 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2024 and 2023.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique- observable market Inputs)	(Valuation technique- non- observable market inputs)	Total
Privately traded investments	$-	$-	$53,740,154	$53,740,154
Digital assets	-	799,796,591		799,796,591
Client digital assets	-	3,356,235	-	3,356,235
Equity investments	-		370,408,927	370,408,927
Publicly traded investments	1,119,587	-	-	1,119,587
December 31, 2024	$1,119,587	$803,152,826	$424,149,081	$1,228,421,494
Privately traded investments	$-	$-	$43,540,534	$43,540,534
Digital assets	-	489,865,638	-	489,865,638
December 31, 2023	$-	$489,865,638	$43,540,534	$533,406,172

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the years ended December 31, 2024 and 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	December 31,	December 31,
Investments, fair value for the year ended	2024	2023
Balance, beginning of year	$-	$-
Transferred from level 1	1,119,587	-
Balance, end of year	$1,119,587	$-

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the years ended December 31, 2024 and 2023. These financial instruments are measured at fair value utilizing non- observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	December 31,	December 31,
Investments, fair value for the year ended	2024	2023
Opening balance	$489,865,638	$104,202,085
Digital assets acquired	540,008,974	318,355,007
Client digital assets acquired	3,356,235	-
Digital assets disposed	(717,306,612)	(244,656,544)
Digital assets earned from staking, lending and fees	35,717,997	3,554,587
Realized gain (loss) on digital assets	396,824,120	(1,017,247)
Net change in unrealized gains and losses on digital assets	80,894,227	324,976,115
Foreign exchange loss	(26,207,753)	(15,548,365)
	$803,152,826	$489,865,638

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the years ended December 31, 2024 and 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	December 31,	December 31,
Investments, fair value for the year ended	2024	2023
Opening balance	$43,540,534	$30,015,445
Purchases	370,408,927	128,898
Transferred to Level 1	(1,119,587)	-
Realized gain (loss)	154,767	-
Unrealized gain/(loss)	11,164,440	13,396,191
	$424,149,081	$43,540,534

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2024 and 2023.

				Range of
			Significant	significant
		Valuation	unobservable	unobservable
Description	Fair vaue	technique	input(s)	input(s)
3iQ Corp.	$432,331	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	370,408,927	Recent financing	Discount for lack of marketability	25% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	719,522	Recent financing	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Amina Bank	51,020,502	Market approach	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
ZKP Corporation	1,438,900	Recent financing	Marketability of shares	0% discount
September 30, 2024	$424,149,080
3iQ Corp.	$1,216,890	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,138,380	Recent financing	Marketability of shares	0% discount

Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	661,366	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	39,395,000	Market approach	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
December 31, 2023	$43,540,534

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at December 31, 2024, the valuation of 3iQ was based on the recent transaction which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2024. As at December 31, 2024, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $43,233 (December 31, 2023 - $121,689) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of Amina. As at December 31, 2024, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2024. As at December 31, 2024, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $5,102,050 (December 31, 2023 +/- $3,939,500) change in the carrying amount.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed $50,076 (US$40,000) to acquire certain rights to certain future equity of Earnity. As at December 31, 2024, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at December 31, 2024, a +/- 10% change in the fair value of Earnity will result in a corresponding+/- $nil (December 31, 2023 - $nil) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $128,060 (US$100,000) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at December 31, 2024, the valuation of LTC was based on a previous financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2024. As at December 31, 2024. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $71,952 (December 31, 2023 - $66,137) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at December 31, 2024, the valuation of SDK:Meta LLC was $nil (December 31, 2023 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at December 31, 2024, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding+/- $nil (December 31, 2023 - $nil) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested $25,612 (US$20,000) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at December 31, 2024, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2024. As at December 31, 2024, a +/- 10% change in the fair value of STL will result in a corresponding+/- $nil (December 31, 2023 - $nil) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested $37,809 (US$30,0000 to acquire certain rights to the preferred shares of VLC. As at December 31, 2024, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2024. As at December 31, 2024, a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2023 - $nil) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,385,800 (US$1,000,000) to acquire shares of ZKP. As at December 31, 2024, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2024. As at December 31, 2024, a +/- 10% change in the fair value of ZXP will result in a corresponding +/- $143,890 change in the carrying amount.

Equity Investments in Digital Assets at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $238,090,603 (US$173,814,136) to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 25% discount for lack of marketability. As at December 31, 2024, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $37,040,893 change in the carrying amount.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

22.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

23.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended December 31, 2024.

24.	Related party disclosures

a)	The consolidated financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity
interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
DeFi Middle East DMCC	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Valour Digital Securities Limited	0

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

24.	Related party disclosures (continued)

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the years ended December 31, 2024 and 2023 were as follows:

	Three months ended December 31,		Year ended December 31,
	2024	2024	2024	2023
Short-term benefits	$1,310,040	$161,664	$29,516,112	$1,475,096
Shared-based payments	10,167,428	67,498	12,977,714	264,829
	$11,477,468	$229,162	$42,493,826	$1,739,925

As at December 31, 2024, the Company had $nil (December 31, 2023 - $147,485) owing to its current key management, and $394,274 (December 31, 2023 - $314,136) owing to its former key management and a member of key management owes the Company $143,890 (December 31, 2023 - $nil). Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”

c)	During the years ended December 31, 2024 and 2023, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
2227929 Ontario Inc.	$30,000	$30,000	$120,000	$120,000
	$30,000	$30,000	$120,000	$120,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2024, the Company had a payable balance of $327,700 (December 31, 2023 - $226,000) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

For the year ended December 31, 2024, the Company incurred $59,439 (December 31, 2023 - $173,917) in legal fees to a firm in which a director of the Company is a partner. At December 31, 2024, the Company had recorded $nil in accounts payable and accrued liabilities related to these legal expenses (December 31, 2023 – $165,868) incurred in the ordinary course of business with this law firm.

During the year ended December 31, 2024, Valour purchased 1,320,130 USDT for EUR1,213,237 from a former director of Valour.

During the year ended December 31, 2024, the Company paid management US$20,000,000 and 3,998,508 DeFi shares valued at US$6,273,870 related to DeFi Alpha trading profits.

During the year ended December 31, 2023, Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

24.	Related party disclosures (continued)

During the year ended December 31, 2023, the Company also issued 2,724,941 common shares of the Company to former key management at an issue price of $0.11 per share to settle existing debt of $231,620 resulting in a loss on settlement of debt in the amount of $68,124.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($79,964) (December 31, 2023 - $74,466) of expenses owed to Vik Pathak, a former director and officer of the Company.

See Note 20.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at December 31, 2024.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2024 and 2023.

		Estimated
Investment	Nature of relationship to invesment	Fair value
Brazil Potash Corp.	Officer (Ryan Ptolemy) of Investee	$1,119,587
Aminna Bank AG *	Former Director (Olivier Roussy Newton) of investee	51,020,502
ZKP*	Director (Olivier Roussy Newton) of investee	1,438,900
Total investment - December 31, 2024		$53,578,989

*	Private companies

		Estimated
Investment	Nature of relationship to invesment	Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,138,380
Aminna Bank AG (formerlt SEBA Bank AG)*	Former Director (Olivier Roussy Newton) of investee	39,395,000
Total investment - December 31, 2023		$41,533,380

*	Private companies

25.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,375,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements. Minimum commitments remaining under these contracts were approximately $905,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

26.	Operating segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. DeFi Bermuda operates the Company’s Venture portfolio and node business lines. DeFi Alpha is a specialized trading desk with the sole focus of identifying low-risk arbitrage opportunities within the crypto ecosystem. The Reflexivity operates the Company’s research firm and Stillman and Stillman Bermuda operate the trading platform.

Information about the Company’s assets by segment is detailed below.

December 31, 2024	DeFi	Reflexivity	Stillman Digital	Valour Inc.	Total
Cash	2,548,289	217,449	1,662,490	18,495,644	22,923,872
Client cash deposits		-	15,346,080	-	15,346,080
Public investments, at fair value through profit and loss	1,119,586	-	-	-	1,119,586
Prepaid expenses	788,162	103,606	1,007,990	685,693	2,585,451
Digital assets	763,338	228,237	8,227,158	790,577,858	799,796,591
Equity instruments	-	-	-	370,408,924	370,408,924
Client digital assets	-	-	3,356,235	-	3,356,235
Property, plant and equipment	-	-	-	130	130
Other non-current assets	51,868,922	-	-	53,316,856	105,185,778
Total assets	57,088,297	549,292		1,233,485,105	1,320,722,647
Accounts payable and accrued liabilities	3,363,664	279,114	830,101	538,043	5,010,922
Loans payable	-	-	-	13,947,681	13,947,681
Trading liabilities	-	-	25,097,116	-	25,097,116
ETP holders payable	-	-	-	1,253,515,501	1,253,515,501
Total liabilities	3,363,664	279,114	25,927,217	1,268,001,225	1,297,571,220

December 31, 2023	DeFi	DeFi Bermuda	Valour Inc.	Total
Cash	59,069	-	6,668,412	6,727,481
Amounts receivable	6,878	-	47,159	54,037
Prepaid expenses	77,521	-	1,432,303	1,509,824
Digital assets	503,669	218,131	488,500,351	489,222,151
Property, plant and equipment	-		7,679	7,679
Other non-current assets	-	-	94,438,937	94,438,937
Total assets	647,137	218,131	591,094,840	591,960,108
Accounts payable and accrued liabilities	2,976,405	29,440	6,169,001	9,174,846
Loans payable	-	-	56,210,709	56,210,709
Trading liabilities	-	-	-	-
ETP holders payable	-	-	508,130,490	508,130,490
Total liabilities	2,976,405	29,440	570,510,200	573,516,045

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

26.	Operating segments (continued)

Information about the Company’s revenues and expenses by segment is detailed below:

	DeFi	Reflexivity	DeFi Bermuda	Stillman Digital	Defi Alpha[1]	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	259,669	73,580	(35,011)	-	132,121,555	212,823,799	345,243,593
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	-	-	(482,892,054)	(482,892,054)
Staking and lending income	-	-	-	-	-	35,717,997	35,717,997
Trading commissions	-	-	-	2,885,180	-	-	2,885,180
Management fees	-	-	-	-	-	8,826,934	8,826,934
Research revenue	-	1,963,433	-	-	-	-	1,963,433
Realized (loss) on investments, net	-	-	-	-	-	154,765	154,765
Unrealized (loss) on investments, net	4,827,461	-	-	-	-	6,006,014	10,833,475
Unrealized gain on equity investments	-	-	-	-	-	132,474,754	132,474,754
Interest income	5,385	-	-	830	-	-	6,215
Total revenue	5,092,515	2,037,013	(35,011)	2,886,010	132,121,555	(86,887,791)	55,214,292
Expenses
Operating, general and administration	9,948,895	1,652,218	12,719	1,568,626	27,172,254	9,965,613	50,320,325
Share based payments	17,774,171	-	-	-	-	8,593,947	26,368,118
Depreciation - property, plant and equipment	-	-	5,073	-	-	2,475	7,548
Amortization - intangibles	2,114,955	-	-	-	-	-	2,114,955
Finance costs	-	-	-	1,295	-	3,867,130	3,868,425
Transaction costs	44,498	-	-	341,445	857,048	5,555,901	6,798,892
Foreign exchange (gain) loss	124,291	-	-	(472,863)	-	(91,570)	(440,142)
Impairment loss	4,962,021	-	-	-	-	-	4,962,021
Total expenses	34,968,831	1,652,218	17,792	1,438,503	28,029,302	27,893,496	94,000,142
Income (loss) before other item	(29,876,316)	384,795	(52,802)	1,447,507	104,092,253	(114,781,287)	(38,785,850)
Gain on settlement of debt	(133,881)	-	-	-	-	-	(133,881)
Provision on accounts receivable	(5,331)	-	-	394,864	-	-	389,533
Net income (loss) for the year	(29,737,105)	384,795	(52,802)	1,052,643	104,092,253	(114,781,287)	(39,041,502)
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	(29,329)	14,404	456,573	-	4,465,725	4,907,373
Net (loss) income and comprehensive (loss) income for the period	(29,737,105)	355,466	(38,398)	1,509,216	104,092,253	(110,315,561)	(34,134,129)

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

26.	Operating segments (continued)

For the year ended December 31, 2023	DeFi	DeFi Bermuda	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	503,669	122,096	323,333,102	323,958,867
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(332,100,866)	(332,100,866)
Realized (loss) of derivative asset	-	-	-	-
Staking and lending income	-	164	3,539,188	3,539,352
Management fees	-	-	1,461,594	1,461,594
Node revenue	-	15,235	-	15,235
Realized (loss) on investments, net	-	-	(4,150)	(4,150)
Unrealized (loss) on investments, net	13,466,082	(40,872)	59,294	13,484,504
Interest income	1,480	-	-	1,480
Total revenue	13,971,231	96,622	(3,711,838)	10,356,015
Expenses
Operating, general and administration	3,476,710	33,863	6,464,694	9,975,267
Share based payments	2,920,219	-	-	2,920,219
Depreciation - property, plant and equipment	-	10,470	2,475	12,945
Amortization - intangibles	2,038,300	-	-	2,038,300
Finance costs	8,789	-	4,152,347	4,161,136
Transaction costs	-	-	1,029,442	1,029,442
Foreign exchange (gain) loss	(34,696)	-	10,373,271	10,338,575
Income (loss) before other item	5,561,909	52,289	(25,734,067)	(20,119,869)
Loss on settlement of debt	(172,093)			(172,093)
Income (loss) before other item	5,389,816	52,289	(25,734,067)	(20,291,962)
Other comprehensive loss
Foreign currency translation (loss) gain	-	(4,611)	1,348,281	1,343,670
Net (loss) income and comprehensive (loss) income for the period	5,389,816	47,678	(24,385,786)	(18,948,292)

[1]	DeFi Alpha is division within Valour Inc. looking for arbitrage trading opportunities. It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades. The CODM only reviews DeFi Alpha’s trading operating results. DeFi Alpha revenue disclosed I the table above is a non- IFRS calculation based on reporting provided to the CODM to assess performance. The total of DeFi Alpha and Valour Inc. realized gain/loss is in accordance with IFRS.

27.	Earning per share

The following table presents the calculation of basic and fully diluted earnings per common share for the years ended December 31, 2024:

	Year ended December 31,
	2024	2023
Numerator:
Net (loss) income	$(39,041,502)	$(20,291,963)
Denominator:
Weighted average number of common shares - basic	295,591,423	223,084,360
Basic and diluted earnings per share	$(0.13)	$(0.09)

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

28.	Taxation

a)	Provision for Income Taxes

The reconciliation of the combined Canadian Federal and Provincial statutory income tax rate of 26.5% (2023: 26.5%) to the effective tax rate is as follows:

	2024	2023
	$	$
(Loss) before income taxes	(34,134,129)	(20,291,963)

Expected income tax recovery based on statutory rate	(9,046,000)	(5,377,000)
Adjustment to expected income tax recovery:
Change in foreign exchange rates	-	-
Permanent differences	(16,063,000)	2,130,873
Provision to return adjustment	(130,000)	(284,000)
Share based compensation	6,988,000	728,000
Other		(90,000)
Change in unrecorded deferred tax asset	18,251,000	2,892,127
Deferred income tax provision (recovery)	-	-

b)	Deferred Income Tax

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities.

	2024	2023
	$	$
Non-capital loss carry-forwards	37,058,000	49,321,000
Undepreciated capital cost (UCC)	33,000	33,000
Reserves	410,000	360,000
Share issue costs	102,000	207,000
Exploration and evaluation assets	7,002,000	7,002,000
Investments		40,985,000
Intangible assets	3,528,000
Capital losses carried forward	23,348,000	23,348,000
Total	71,481,000	121,256,000

The Company has approximately $52,378,000 of non-capital loss carry forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2043.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

29.	Subsequent events

Neuronomics AG Acquisition

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for US$288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5%.

In connection with the acquisition, the Company issued 186,304 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the Acquisition. Closing of the Acquisition is subject to the acceptance of Cboe Canada Exchange.

CoreFi Strategy Binding Letter of Intent

On February 4, 2025, DeFi entered a binding letter agreement with CoreFi Strategy Corp. (“CoreFi”) and Orinswift Ventures (the “LOI”) to facilitate a reverse takeover (the “RTO”).

CoreFi Strategy, inspired by models like MicroStrategy, offers a regulated, leveraged approach to Bitcoin yield and CORE. The Core blockchain supports Bitcoin staking and a vibrant EVM-compatible ecosystem, securing over 5,700 Bitcoin staked, $850M+ total value locked, and a rapidly growing user base.

Transaction Overview

The RTO will be completed through a definitive agreement that is to be negotiated by the parties, which will contain customary representations and warranties for similar transactions, and is expected to be structured as a three-corned amalgamation whereby a newly incorporated subsidiary of Orinswift will amalgamate with CoreFi, resulting in Orinswift acquiring all securities of CoreFi, and CoreFi securityholders becoming securityholders of Orinswift, as the resulting issuer following closing of the Transaction (the “Resulting Issuer”). The final structure for the Transaction is subject to satisfactory tax, corporate and securities law advice for each of Orinswift, CoreFi, and DeFi.

Pursuant to the LOI the Core Foundation will contribute US$20 million in CORE Tokens to strengthen CoreFi’s treasury in exchange for 30% of the Resulting Issuer Additionally, CoreFi plans to raise US$20 million in concurrent financing to accelerate its growth in Bitcoin Finance (BTCfi) technologies. DeFi will provide advisory services, intellectual property development and intellectual property licenses in exchange for 30% of the Resulting Isser.